VIA EDGAR

December 18, 2017

Terence O’Brien

Accounting Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	SunCoke Energy Partners, L.P.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 16, 2017
Form 8-K Filed January 26, 2017
File No. 1-35782

Ladies and Gentlemen:

Set forth below are the responses of SunCoke Energy Partners, L.P. (the “Partnership”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 13, 2017, with respect to the Partnership’s Form 10-K for the year ended December 31, 2016 (File No. 1-35782), filed with the Commission on February 16, 2017 (the “Form 10-K”), and the Partnership’s Form 8-K (File No. 1-35782), filed with the Commission on January 26, 2017.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 10-K unless otherwise specified.

Form 10-K for Fiscal Year Ended December 31, 2016

15. Fair Value Measurements, page 88

1.	We note your response to comment 1 in our letter dated November 21, 2016. Please expand your disclosures regarding the changes in your contingent consideration liability for the CMT acquisition to clearly explain (a) what prompted the amendment to the terms such that the $3.7 million decrease to the liability was recognized as a gain rather than a reduction to goodwill; (b) the $6.4 million increase to the liability and goodwill was the result of an acquisition date error; and (c) what the market factors were that resulted in a decrease to the liability of $4.6 million and $1.8 million post-combination adjustments recognized as gains. In this regard, we note that the gains recognized positively impacted operating income and income before income tax expense by 6.9% and 8.2%, respectively.

Securities and Exchange Commission

December 18, 2017

RESPONSE: The Partnership acknowledges the Staff’s comment and in future filings the Partnership will provide additional disclosure regarding (a) what prompted the amendment to the terms such that the $3.7 million decrease to the liability was recognized as a gain rather than a reduction to goodwill; (b) the $6.4 million increase to the liability and goodwill was the result of an acquisition date error; and (c) what the market factors were that resulted in a decrease to the liability of $4.6 million and $1.8 million post-combination adjustments recognized as gains as follows (Items in bold represent new disclosure):

In connection with the Convent Marine Terminal (“CMT”) acquisition, the Partnership entered into a contingent consideration arrangement that requires the Partnership to make future payments to The Cline Group based on future volume over a specified threshold, price and contract renewals. The fair value of the contingent consideration was estimated based on a probability-weighted analysis using significant inputs that are not observable in the market, or Level 3 inputs. Key assumptions included probability adjusted levels of coal handling services provided by CMT, anticipated price per ton future sales and probability of contract renewal, including length of future contracts, volume commitment, and anticipated price per ton. The fair value of the contingent consideration at December 31, 2016 and 2015 was $4.2 million and $7.9 million, respectively, and was included in other deferred charges and liabilities on the Consolidated Balance Sheets.

During March 2016, as part of developing commercial activities subsequent to the acquisition, the Partnership and The Cline Group signed an amended agreement, which modified the contingent consideration terms by increasing the volume threshold required for the Partnership to make payments to The Cline Group in exchange for future pricing modifications. The increase in the volume threshold reduced the fair value of the contingent consideration liability by $3.7 million, which was recorded as a reduction to cost of products sold and operating expense on the Combined and Consolidated Statement of Income. During the second half of 2016, the Partnership lowered CMT’s throughput volume projections in future periods due to declining coal prices which were expected to reduce export volume through CMT. These updated volume projections resulted in a net decrease to the contingent consideration liability, decreasing cost of products sold and operating expenses on the Combined and Consolidated Statement of Income by $6.4 million during the year ended December 31, 2016. During 2016, the Partnership also recorded an adjustment to correct an error in the acquisition date fair value of the contingent consideration liability, which increased the contingent consideration liability and goodwill balance by $6.4 million.

Form 8-K Filed January 26, 2017

2.	We note your response to comment 2 in our letter dated November 21, 2016. For the reconciliations from net income and net cash provided by operating activities to distributable cash flow, please provide an explanation of what the Corporate cost holiday/deferral adjustment represents.

Securities and Exchange Commission

December 18, 2017

RESPONSE: The Partnership acknowledges the Staff’s comment to disclose an explanation of what the corporate cost holiday/deferral adjustment represents. The Partnership is designed to distribute its cash to unitholders as it is received. Distributions are determined based on available cash, rather than GAAP earnings. SunCoke Energy, Inc. (“SunCoke”) provided a corporate cost holiday during the first quarter of 2016 to the Partnership with an equity capital contribution. SunCoke also provided a corporate cost repayment deferral during the second quarter of 2016, which delayed repayment of the corporate costs to SunCoke until April 2017. Both of these arrangements favorably impacted the Partnership’s cash position in 2016 and were included in Distributable Cash Flow accordingly. These adjustments align Distributable Cash Flow with net cash available for distribution. In future filings the Partnership will disclose an explanation of the corporate cost/holiday deferral adjustment as follows (Items in bold represent new disclosure):

During 2016, in an effort to increase the Partnership’s liquidity position for continued de-levering of its balance sheet, SunCoke provided a “reimbursement holiday” on the $7.0 million of corporate cost allocation to the Partnership during the first quarter and deferred payment terms until April 2017. This adjustment aligns Distributable Cash Flow with net cash generated.

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Michael Swidler of Vinson & Elkins L.L.P. at (212) 237-0020.

Very truly yours,

SUNCOKE ENERGY PARTNERS, L.P.

By: SunCoke Energy Partners GP LLC, its general partner

By:	/s/ Fay West
Name:	Fay West
Title:	Senior Vice President and Chief Financial Officer

cc:    Michael Swidler, Vinson & Elkins L.L.P.